Exhibit 99.1

Renren Announces Unaudited Third Quarter 2017 Financial Results and Updates on Proposed Transaction

BEIJING, China, December 15, 2017 — Renren Inc. (NYSE: RENN) ("Renren" or the "Company"), which operates a social networking service and internet finance business in China, today announced its unaudited financial results for the third quarter ended September 30, 2017.

Third Quarter 2017 Highlights

•	Total net revenues were US$61.8 million, a 245.3% increase from the corresponding period in 2016.

—	Advertising and Internet Value-Added Services (IVAS) net revenues were US$12.9 million, a 34.6% increase from the corresponding period in 2016.
—	Financing income was US$6.6 million, a 20.2% decrease from the corresponding period in 2016.
—	Used car sales revenue was US$42.3 million.

•	Gross profit was US$6.1 million, compared to US$3.5 million in the corresponding period of 2016.

•	Operating loss was US$27.4 million, compared to an operating loss of US$18.6 million in the corresponding period in 2016.

•	Net loss attributable to the Company was US$22.8 million, compared to a net loss of US$22.8 million in the corresponding period in 2016.

•	Adjusted net loss (1) (non-GAAP) was US$10.5 million, compared to an adjusted net loss of US$17.3 million in the corresponding period in 2016.

(1)	Adjusted net loss is a non-GAAP measure, which is defined as net (loss) income excluding share-based compensation expenses and amortization of intangible assets. See “About Non-GAAP Financial Measures” below.

Third Quarter 2017 Results

Total net revenues for the third quarter of 2017 were US$61.8 million, representing a 245.3% increase from the corresponding period in 2016.

Advertising and IVAS net revenues were US$12.9 million, representing a 34.6% increase from the corresponding period of 2016. Advertising revenues were US$0.1 million for the third quarter of 2017. IVAS revenues were US$12.8 million, representing a 34.5% increase from the corresponding period in 2016. The increase was mainly due to the revenue from our Renren mobile live streaming service. Monthly unique log-in users of the Renren SNS platform decreased from approximately 35 million in September 2016 to approximately 34 million in September 2017.

Financing income was US$6.6 million for the third quarter of 2017, compared to US$8.3 million in the corresponding period of 2016. The decrease was in line with the decrease of financing receivable from US$268.3 million as of September 30, 2016 to US$172.3 million as of September 30, 2017.

Used car sales revenue of US$42.3 million was generated through one of our subsidiaries conducting a used car retail business, which is a new business that we initiated in the second quarter of 2017. As of September 30, 2017, we had a presence in 10 cities in China conducting a used car retail business.

Cost of revenues was US$55.6 million, compared to US$14.4 million in the corresponding period of 2016. The increase was primarily due to the increase in the cost of used car sales.

Operating expenses were US$33.5 million, a 51.3% increase from the corresponding period of 2016.

Selling and marketing expenses were US$8.4 million, a 40.5% increase from the corresponding period of 2016. The increase was primarily due to an increase in advertising and promotion expenses.

Research and development expenses were US$6.3 million, a 14.8% increase from the corresponding period in 2016. The increase was primarily due to personnel related expense increases.

General and administrative expenses were US$18.8 million, a 76.0% increase from the corresponding period in 2016. The increase was primarily due to the increase in share-based compensation expenses and the related professional fees for a proposed transaction.

Share-based compensation expenses, which were all included in operating expenses, were US$12.2 million, compared to US$5.5 million in the corresponding period in 2016. The increase was mainly due to a modification which repriced the exercise price with respect to options.

Operating loss was US$27.4 million, compared to an operating loss of US$18.6 million in the corresponding period in 2016.

Non-operating loss was US$0.1 million, compared to a loss of US$2.3 million in the corresponding period in 2016. Non-operating loss for the third quarter of 2017 was mainly comprised of a US$35.0 million impairment on long-term investments and a US$32.7 million gain on disposal of the shares of Mapbar Technology Limited (“Mapbar”). The Company acquired a 35% equity interest in Mapbar for total cash consideration of $26.6 million in 2011 and subsequently fully impaired the investment in 2013 due to uncertainty in the investee's business model. In the current period, the Company sold the investment to an unrelated party and received US$32.7 million.

Earnings in equity method investments were US$5.7 million, compared to loss of US$1.3 million in the corresponding period in 2016.

Net loss attributable to the Company was US$22.8 million, compared to a net loss of US$22.8 million in the corresponding period in 2016.

Adjusted net loss (non-GAAP) was US$10.5 million, compared to an adjusted net loss of US$17.3 million in the corresponding period in 2016. Adjusted net loss is defined as loss excluding share-based compensation expenses and amortization of intangible assets.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$95 million to US$100 million in the fourth quarter of 2017, representing a 367% to 392% year-over-year increase. This forecast reflects Renren's current and preliminary view, which is subject to change.

Updates on Proposed Transactions

As described in the Company’s most recent annual report on Form 20-F, filed on May 15, 2017, and as further updated in the Company’s most recent quarterly earnings release, filed on Form 6-K on August 31, 2017, the Company is continuing to pursue its plan to dispose of a newly formed subsidiary (the “Subsidiary”) that would hold its advertising agency business and most of its investments in minority stakes in its investee companies. The plan is intended primarily to address the risk that the Company could be deemed to be an investment company as defined under the Investment Company Act of 1940.

The Company is waiting for approval from the New York Department of Financial Services for the transfer of the Company’s shares of Social Finance, Inc. from Renren Inc. to the Subsidiary. This approval is required because Social Finance, Inc. holds a mortgage banker license in New York State, and approval by the state regulator is required whenever there is a change in control of ownership. In addition, the plan remains subject to the approval of the special committee of the Company’s board of directors, which will make the final determination as to whether the Company will carry out the plan in the proposed form or in any other form, or carry out a different transaction or no transaction at all. The terms of the plan also remain subject to the approval of SoftBank Group Corp.in accordance with the Company’s articles of association. The Company expects to carry out the proposed transaction as soon as possible after all required approvals are obtained.

On November 6, 2017, the Company announced that it will hold its annual general meeting of shareholders in Hong Kong on December 22, 2017. The annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s ADSs to discuss the Company’s affairs with management. However, the proposed transaction will not be discussed at the annual general meeting and the Company will not answer any questions about it at the annual general meeting. The Company will provide full and detailed information about the final terms of the proposed transaction at the time when the transaction is launched.

Conference Call Information

The Company will not host a conference call. Please contact our Investor Relations Department if you have any questions.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a social networking service (SNS) and an internet finance business in China. Our SNS enables users to connect and communicate with each other, share photos and access mobile live streaming. Our internet finance business includes primarily auto financing. Renren.com and our Renren mobile application had approximately 254 million activated users as of September 30, 2017. Renren's American depositary shares, each of which represents fifteen Class A ordinary shares, trade on the NYSE under the symbol "RENN".

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook for the fourth quarter of 2017 and quotations from management in this announcement, as well as Renren's strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Renren uses "adjusted net income (loss)" which is defined as "a non-GAAP financial measure" by the SEC, in evaluating its business. We define adjusted net income (loss) as net income (loss) excluding share-based compensation expenses and amortization of intangible assets. We present adjusted net income (loss) because it is used by our management to evaluate our operating performance. We also believe that this non-GAAP financial measure provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of this non-GAAP financial measure is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures" at the end of this release.

For more information, please contact:

Cynthia Liu

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com

RENREN INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in US dollars, in thousands, except shares,	December 31,	September 30,
per share, ADS, and per ADS data)	2016	2017

ASSETS
Current assets:
Cash and cash equivalents	$79,370	$162,948
Restricted Cash	30,390	77,968
Short-term investments	410	-
Accounts receivable, net	4,702	5,736
Financing receivable, net	301,773	172,263
Prepaid expenses and other current assets	20,749	32,596
Amounts due from related parties	13,419	15,932
Inventory	-	75,137
Total current assets	450,813	542,580

Non-current assets:
Long-term financing receivable, net	330	12
Property and equipment, net	28,666	29,096
Goodwill and intangible assets, net	-	5,531
Long-term investments	695,348	592,944
Other non-current assets	1,687	1,340
Total non-current assets	726,031	628,923
TOTAL ASSETS	$1,176,844	$1,171,503

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$5,561	$11,589
Short-term debt	37,202	90,120
Accrued expenses and other current liabilities	19,781	41,104
Payable to investors	182,951	184,487
Amounts due to related parties	10,914	10,868
Deferred revenue and advance from customers	5,954	9,988
Income tax payable	7,860	10,693
Total current liabilities	270,223	358,849

Non-current liabilities:
Long-term debt	95,390	80,410
Long-term payable to investors	59,916	-
Other non-current liabilities	12,849	16,558
Total non-current liabilities	168,155	96,968
TOTAL LIABILITIES	438,378	455,817

Shareholders' Equity:
Class A ordinary shares	720	725
Class B ordinary shares	305	305
Additional paid-in capital	1,266,592	1,289,343
Statutory reserves	6,712	6,712
Accumulated deficit	(542,746)	(598,884)
Accumulated other comprehensive income	6,883	16,444
TOTAL EQUITY	738,466	714,645
Non-controlling interest	-	1,041
TOAL LIABILITIES AND EQUITY	$1,176,844	$1,171,503

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Three Months Ended
(Amounts in US dollars, in thousands, except shares,	September 30,	June 30,	September 30,
per shares, ADS, and per ADS data)	2016	2017	2017

Net revenues
Advertising and IVAS	$9,578	$12,731	$12,888
Financing income	8,308	8,559	6,630
Used car sales	-	1,042	42,245
Total net revenues	17,886	22,332	61,763
Cost of revenues	(14,352)	(17,376)	(55,645)
Gross profit	3,534	4,956	6,118
Operating expenses:
Selling and marketing	(5,971)	(6,017)	(8,390)
Research and development	(5,478)	(4,611)	(6,290)
General and administrative	(10,693)	(9,784)	(18,820)
Total operating expenses	(22,142)	(20,412)	(33,500)
Loss from operations	(18,608)	(15,456)	(27,382)

Other income	404	477	4,157
Interest income	101	371	720
Interest expenses	(2,686)	(2,379)	(2,741)
Realized (loss) gain on short-term investments	(71)	(201)	1
Realized gain on disposal of long-term investments	-	-	32,726
Impairment of long term investments	-	(61,021)	(35,000)
Total non-operating loss	(2,252)	(62,753)	(137)

Loss before provision of income tax and loss in equity method investments, net of tax	(20,860)	(78,209)	(27,519)
Income tax expenses	(626)	(688)	(1,075)
Loss before income (loss) earnings in equity method investments, net of tax	(21,486)	(78,897)	(28,594)
(Loss) earnings in equity method investments, net of tax	(1,324)	61,702	5,654
Loss from continuing operations	(22,810)	(17,195)	(22,940)

Net loss attributable to noncontrolling interests	-	-	175

Net loss attributable to Renren Inc.	$(22,810)	$(17,195)	$(22,765)

Net loss per share attributable to Renren Inc. shareholders:
Basic	$(0.02)	$(0.02)	$(0.02)
Diluted	$(0.02)	$(0.02)	$(0.02)
Net loss attributable to Renren Inc. shareholders per ADS*:
Basic	$(0.33)	$(0.25)	$(0.33)
Diluted	$(0.33)	$(0.25)	$(0.33)

Weighted average number of shares used in calculating net loss per ordinary share attributable to Renren Inc. shareholders:
Basic	1,023,339,278	1,027,812,327	1,029,120,470
Diluted	1,023,339,278	1,027,812,327	1,029,120,470

* Each ADS represents 15 Class A ordinary shares.

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

Adjusted net loss

	For the Three Months Ended
	September 30,	June 30,	September 30,
(Amounts in US dollars, in thousands)	2016	2017	2017

Net loss	$(22,810)	$(17,195)	$(22,765)
Add back: Shared-based compensation expenses	5,511	5,169	12,210
Add back: Amortization of intangible assets	-	-	20
Adjusted net loss	$(17,299)	$(12,026)	$(10,535)